FILE No.
82-4749

NORTHERN
ABITIBI
MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

August 5, 2005

05010485

SUPPL

SEC MAIL PROCESSING
RECEIVED
AUG 1 8 2005
WASH, D.C. 182 SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated August 5, 2005

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

Barb O'Neill

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

SEC MAIL RECEIVED PROCESSING AUG 5 2005 WASH. D.C. 192 SECTION

NEWS RELEASE **AUGUST 5, 2005**

News Release: **05-04** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI INCREASES LAND POSITION AT SILVER PARK, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the optioning of 30 unpatented mining claims (250 Hectares) surrounding its recently acquired Silver Park property (NR 05-03) in the Atlanta Mining District, Nevada.

Northern Abitibi's land position at Silver Park has been increased to a total of 274.69 hectares to cover several zones of alteration and mineralization, the largest of which exceeds 800 meters in length by 50 to 250 meters in width. At Silver Park structurally and stratigraphically controlled zones of alteration and mineralization are associated with silicified zones in Paleozoic carbonate rocks and Tertiary volcanic rocks. The property covers past producing high-grade underground mines plus a partially delineated zone of near-surface disseminated mineralization.

Northern Abitibi's wholly owned Nevada subsidiary NAMCOEX Inc. can earn a 100% interest in the 30 unpatented claims by making staged payments to the vendor, Hot Spring Gold Corporation, totaling $80,981US over 5 years. The initial payment for the current year is $13,981 US which represents a flow through of claim retention expenses to date. The property vendor will retain a 3.0% Net Smelter Royalty, 1.5% of which is purchasable at Northern Abitibi's election for $750,000.00 US. The President of Hot Spring Gold Corporation is also a director of Northern Abitibi and the President of NAMCOEX Inc., and the agreement is not an arm's length transaction. The acquisition is not subject to a finders fee.

"James Devonshire"
James Devonshire
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

SEC MAIL ... WASH., D.C.


NEVADA
Power Line
Atlanta Mine
tailings
Cover
Claims optioned from
Hot Spring Gold
Claims optioned
from Ofor Silver
Silver Park
Property Boundary
Cover
Cover
Cover
Roads
N
1 km
Zone of silicification and
anomalous Au-Ag
Private Land
Fault
Shaft
Road

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **AUGUST 5, 2005**

SEC MAIL RECEIVED PROCESSING AUG 15 2005 WASH., D.C. SECTION

News Release: **05-04** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI INCREASES LAND POSITION AT SILVER PARK, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the optioning of 30 unpatented mining claims (250 Hectares) surrounding its recently acquired Silver Park property (NR 05-03) in the Atlanta Mining District, Nevada.

Northern Abitibi's land position at Silver Park has been increased to a total of 274.69 hectares to cover several zones of alteration and mineralization, the largest of which exceeds 800 meters in length by 50 to 250 meters in width. At Silver Park structurally and stratigraphically controlled zones of alteration and mineralization are associated with silicified zones in Paleozoic carbonate rocks and Tertiary volcanic rocks. The property covers past producing high-grade underground mines plus a partially delineated zone of near-surface disseminated mineralization.

Northern Abitibi's wholly owned Nevada subsidiary NAMCOEX Inc. can earn a 100% interest in the 30 unpatented claims by making staged payments to the vendor, Hot Spring Gold Corporation, totaling $80,981US over 5 years. The initial payment for the current year is $13,981 US which represents a flow through of claim retention expenses to date. The property vendor will retain a 3.0% Net Smelter Royalty, 1.5% of which is purchasable at Northern Abitibi's election for $750,000.00 US. The President of Hot Spring Gold Corporation is also a director of Northern Abitibi and the President of NAMCOEX Inc., and the agreement is not an arm's length transaction. The acquisition is not subject to a finders fee.

"James Devonshire"
James Devonshire
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

SEC MAIL PROCESSING
RECEIVED
WASH., D.C.


NEVADA
Claims optioned from Ofor Silver
Cover
Cover
Cover
Cover
Claims optioned from Hot Spring Gold
Power Line
Atlanta Mine tailings
Silver Park Property Boundary
Roads
1 km
Zone of silicification and anomalous Au-Ag
Shaft
Private Land
Fault
Road

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE

AUGUST 5, 2005

News Release: **05-04**

Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **James Devonshire at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI INCREASES LAND POSITION AT SILVER PARK, NEVADA

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce the optioning of 30 unpatented mining claims (250 Hectares) surrounding its recently acquired Silver Park property (NR 05-03) in the Atlanta Mining District, Nevada.

Northern Abitibi's land position at Silver Park has been increased to a total of 274.69 hectares to cover several zones of alteration and mineralization, the largest of which exceeds 800 meters in length by 50 to 250 meters in width. At Silver Park structurally and stratigraphically controlled zones of alteration and mineralization are associated with silicified zones in Paleozoic carbonate rocks and Tertiary volcanic rocks. The property covers past producing high-grade underground mines plus a partially delineated zone of near-surface disseminated mineralization.

Northern Abitibi's wholly owned Nevada subsidiary NAMCOEX Inc. can earn a 100% interest in the 30 unpatented claims by making staged payments to the vendor, Hot Spring Gold Corporation, totaling \$80,981US over 5 years. The initial payment for the current year is \$13,981 US which represents a flow through of claim retention expenses to date. The property vendor will retain a 3.0% Net Smelter Royalty, 1.5% of which is purchasable at Northern Abitibi's election for \$750,000.00 US. The President of Hot Spring Gold Corporation is also a director of Northern Abitibi and the President of NAMCOEX Inc., and the agreement is not an arm's length transaction. The acquisition is not subject to a finders fee.

"James Devonshire"
James Devonshire
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

SEC MAIL PROCESSING
RECEIVED
WASH. D.C.
SECTION


NEVADA
Atlanta Mine tailings
Power Line
Cover
Claims optioned from Hot Spring Gold
Silver Park Property Boundary
Claims optioned from Ofor Silver
Cover
Cover
Cover
Roads
N
1 km
Zone of silicification and anomalous Au-Ag
Private Land
Fault
Shaft
Road